Exhibit 12

THE DAYTON POWER AND LIGHT COMPANY

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

		Three months ended March 31,	For the years ended December 31,
		2014	2013		2012		2011		2010		2009
	Fixed Charges:	$	$		$		$		$		$
	Interest on First Mortgage Bonds	6.2		35.8		39.0		38.3		37.9		38.3
	Other interest expense	1.5		2.9		2.5		1.2		1.2		3.2
	Interest Component of Rentals	.4		.5		.5		1.9		.7		.6
	Total Fixed Charges	$8.1		$39.2		$42.0		$41.4		$39.8		$42.1

	Earnings
	Net Income (before Preferred dividends and Extraordinary Item)	$11.8		$83.6		$91.1		$193.2		$277.7		$258.9
	Plus: Income Taxes	5.2		18.6		55.1		104.2		135.2		124.5
	Fixed Charges (defined above)	8.1		39.2		42.0		41.4		39.8		42.1
	Total	$25.1		$141.4		$188.2		$338.8		$452.7		$425.5
Ratio =	Earnings	$25.1		$141.4		$188.2		$338.8		$452.7		$425.5
	Fixed Charges	$8.1		$39.2		$42.0		$41.4		$39.8		$42.1
	Ratio of Earnings to Fixed Charges	3.1		3.6		4.5		8.2		11.4		10.1